Greenbriar Sustainable Living Inc.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarliving.com

NEWS RELEASE

Greenbriar Announces Closing of Non-Brokered Private
Placement and Completion of Shares for Debt Transaction

March 13, 2026	Trading Symbol:
TSX Venture Exchange: GRB
US OTC Market: GEBRF

Scottsdale, Arizona, March 16, 2026 - Greenbriar Sustainable Living Inc. (TSXV: GRB) (OTC: GEBRF) ("Greenbriar" or the "Company") is pleased to announce that it has closed the non-brokered private placement (the "Private Placement") previously announced in its News Release dated March 9, 2026. The Private Placement comprises a total of 625,000 units (each, a "Unit") at CAD $0.40 per Unit for gross proceeds of CAD $250,000. Each Unit consists of one common share in the capital of the Company (each, a "Share") and one common share purchase warrant (each, a "Warrant") exercisable into one additional Share at a price of $0.50 per Share until March 13, 2029.

No commissions or finder fees were payable in connection with the Private Placement. The proceeds from the Private Placement will be used for general working capital. The securities issued under the Private Placement are subject to a four month hold period that expires on July 14, 2026. Closing of the Private Placement is subject to final approval of the TSX Venture Exchange.

Shares for Debt Settlement

Greenbriar announces that further to its news release of February 25, 2026, the Company has closed the previously announced debt settlement agreement (the "Debt Settlement") with Captiva Verde Wellness Corp. ("Captiva").

Pursuant to the Debt Settlement, Greenbriar is settling $625,000 of debt (the "Indebtedness") owed by Greenbriar to Captiva by issuing Captiva 1,250,000 common shares of Greenbriar at a deemed price of $0.50 per common share.

Details of the Indebtedness

Pursuant to an agreement entered into during the year-ended December 31, 2023, Greenbriar's wholly-owned subsidiary, Greenbriar Capital (U.S.) LLC ("Greenbriar USA"), is required to pay Captiva $5,591,588 in 48 equal installments of $116,491 beginning July 1, 2024, and ending on June 1, 2028. Greenbriar assumed $625,000 of this debt from Greenbriar USA.

The Debt Settlement represents a non-arm's length transaction as the Chief Executive Officer of the Company, Jeffrey Ciachurski, is also a director of Captiva, the Chief Financial Officer of the Company, Anthony Balic, is also the Chief Financial Officer of Captiva, Brian Conlan, a director of the Company, is the Chief Executive Officer of Captiva, and Michael Boyd, a director of the Company, is also a director of Captiva.

The Debt Settlement constitutes a "related party transaction" within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company is relying on the exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61-101 as the fair market value of the Debt Settlement does not exceed 25% of the Company's market capitalization.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

The completion of the Debt Settlement remains subject to acceptance by the TSX Venture Exchange.

All securities issued pursuant to the Debt Settlement will be issued pursuant to a prospectus exemption and are subject to a four month and one day hold period that expires on July 14, 2026.

About Greenbriar Sustainable Living Inc.

Greenbriar is a leading developer of sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski
Chief Executive Officer and Director
Phone: 949.903.5906

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes "forward-looking statements" and "forward-looking information" within the meaning of Canadian securities laws and United States securities laws (together, "forward-looking statements"). All statements included in this news release, other than statements of historical fact, are forward-looking statements including, without limitation, statements with respect to the closing of the Private Placement, the issuance of Common Shares and Warrants, to the Debt Settlement and the approval by the TSX Venture Exchange. Forward-looking statements include predictions, projections and forecasts and are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "estimate", "expect", "potential", "target", "budget", "propose" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions and includes the negatives thereof.

Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which the Company operates, are inherently subject to significant operational, economic, and competitive uncertainties, risks and contingencies. These include assumptions regarding, among other things: general business and economic conditions. There can be no assurance that forward-looking statements will prove to be accurate and actual results, and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include those described under the heading "Risks and Uncertainties" in the Company's most recently filed MD&A (a copy of which is available under the Company's SEDAR profile at www.sedarplus.ca). The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable law.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF